

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
August 4, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE

This Amendment amends the current report on Form 8-K filed by Home Properties, Inc. on August 5, 2005, to furnish (not file) the supplemental information to the Press Release of August 4, 2005, relating to second quarter 2005 results.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

      c.   Exhibit

      Exhibit 99.1   Supplemental information to Press Release of August 4, 2005, relating to second quarter 2005 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 8, 2005   HOME PROPERTIES, INC.
          (Registrant)

        By: /s/ David P. Gardner
           David P. Gardner, Executive Vice President
           and Chief Financial Officer



HOME PROPERTIES

Q2 2005 Conference Call
11:00 AM ET, Friday, 8/5/2005
Dial **888-433-1657** for Q&A
(International 303-957-1357)

Webcast: Via Web site, www.homeproperties.com, in the "Investors" section under "Financial Information."

Question & Answer: You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Summary of Recent Acquisitions
6. Summary of Recent Sales
7. Breakdown of Owned Units by Market
8. Debt Summary Schedule
9. Net Asset Value Calculation
10. Capital Expenditure and Adjusted NOI Summary
11. 2005 Earnings Guidance
12. Reconciliation of FIN 46 Consolidation – Balance Sheet

Audio Replay: 800-633-8284 (International for audio replay 402-977-9140)

Audio Replay Passcode: 21228981

Please call our office at 585-546-4900 if there is any additional information that we can provide.

DPG:yjw
Enclosures

850 Clinton Square/Rochester, New York 14604/(585) 546-4900/FAX (585) 546-5433
www.homeproperties.com

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		SECOND QUARTER 2005				**Q2 '05 versus Q2 '04**			
						% Growth			
# of	Date	Q2 '05	Q2 '05	Year Ago	Rental	Rental	NOI	Q2 '05	%
Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Baltimore Region									
Bonnie Ridge	960	7/1/1999	$ 1,000	92.0%	93.1%	0.8%	-0.3%	-9.1%		
Canterbury Apartments	618	7/16/1999	$ 824	93.1%	93.9%	3.7%	2.9%	4.5%		
Country Village	344	4/30/1998	$ 793	94.3%	92.7%	3.1%	4.9%	-7.6%		
Falcon Crest	396	7/16/1999	$ 876	88.9%	93.9%	2.9%	-2.6%	-10.0%		
Fenland Field	234	8/1/2001	$ 1,024	92.1%	94.1%	2.9%	0.7%	-4.3%		
Gateway Village	132	7/16/1999	$ 1,133	93.1%	92.1%	2.8%	4.0%	5.9%		
Mill Towne Village Apts	384	5/31/2001	$ 781	94.5%	93.8%	3.9%	4.7%	-8.9%		
Morningside Heights	1,050	4/30/1998	$ 803	93.1%	94.5%	3.9%	2.4%	1.2%		
Owings Run	504	7/16/1999	$ 998	94.2%	93.5%	4.8%	5.6%	2.0%		
Ridgeview Chase	204	1/13/2005	$ 987	91.9%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,178	93.8%	92.7%	4.3%	5.6%	3.1%		
Shakespeare Park	84	7/16/1999	$ 809	94.9%	99.2%	20.2%	15.0%	-5.1%		
Timbercroft Townhomes	284	7/16/1999	$ 742	98.1%	99.5%	2.0%	0.6%	-1.9%		
Village Square Townhomes	370	7/16/1999	$ 1,024	95.6%	96.2%	4.5%	3.9%	1.4%		
Woodholme Manor	176	3/31/2001	$ 724	94.0%	92.5%	3.9%	5.7%	-8.5%		
Total Baltimore Region	5,842		$ 895	93.2%	94.1%	3.3%	2.5%	-2.7%	14.0%	13.8%
Boston Region:									
Gardencrest	696	6/28/2002	$ 1,313	95.4%	92.8%	2.2%	5.2%	-1.1%		
Stone Ends	280	2/12/2003	$ 1,169	95.3%	94.4%	-0.6%	0.4%	-2.0%		
The Village at Marshfield	276	3/17/2004	$ 1,091	94.2%	91.1%	1.4%	4.8%	-7.0%		
Total Boston Region	1,252		$ 1,232	95.2%	92.8%	1.5%	4.0%	-2.4%	3.9%	3.0%
Buffalo, NY Region:									
Emerson Square	96	10/15/1997	$ 682	95.9%	95.6%	3.4%	3.7%	3.3%		
Idylwood	720	1/1/1995	$ 677	94.6%	94.5%	2.3%	2.5%	12.2%		
Paradise Lane	324	10/15/1997	$ 701	91.0%	92.9%	2.4%	0.2%	0.3%		
Raintree Island	504	8/4/1994	$ 728	88.7%	93.7%	2.1%	-3.4%	-12.5%		
Total Buffalo Region	1,644		$ 698	92.1%	94.0%	2.3%	0.2%	2.1%	2.3%	3.9%
Delaware Region									
Home Properties of Newark	432	7/16/1999	$ 815	95.9%	94.0%	5.0%	7.1%	14.2%		
Total Delaware Region	432		$ 815	95.9%	94.0%	5.0%	7.1%	14.2%	1.0%	1.0%
Detroit, Michigan Region									
Canterbury Square	336	10/29/1997	$ 750	84.6%	96.4%	-1.0%	-13.1%	-25.2%		
Carriage Hill - MI	168	9/29/1998	$ 786	95.6%	95.8%	1.4%	1.2%	0.2%		
Carriage Park	256	9/29/1998	$ 745	89.8%	95.2%	1.5%	-4.3%	-4.0%		
Charter Square	492	10/29/1997	$ 858	90.9%	92.4%	1.2%	-0.4%	-5.5%		
Cherry Hill Club	165	7/7/1998	$ 639	89.9%	84.1%	-1.2%	5.6%	24.3%		
Cherry Hill Village	224	9/29/1998	$ 705	95.5%	97.3%	0.3%	-1.6%	-11.7%		
Deerfield Woods	144	3/22/2000	$ 797	94.1%	91.3%	-2.1%	0.9%	-0.4%		
Fordham Green	146	10/29/1997	$ 897	87.1%	90.3%	1.5%	-2.2%	-4.1%		
Greentrees	288	10/29/1997	$ 643	82.3%	88.2%	-1.1%	-7.7%	-30.6%		
Hampton Court	182	9/30/2000	$ 686	87.3%	88.3%	2.3%	1.2%	-0.2%		
Kingsley	328	10/29/1997	$ 670	93.9%	94.4%	0.5%	-0.1%	-6.9%		
Macomb Manor	217	3/22/2000	$ 689	91.5%	94.5%	-1.3%	-4.4%	-18.1%		
Oak Park Manor	298	10/29/1997	$ 856	86.5%	87.7%	1.6%	0.2%	3.3%		
Scotsdale	376	11/26/1997	$ 655	92.2%	91.7%	-3.1%	-2.5%	-2.7%		
Southpointe Square	224	10/29/1997	$ 646	86.8%	94.0%	0.3%	-7.3%	-20.9%		
Springwells Park	303	4/8/1999	$ 965	88.1%	92.7%	-0.4%	-5.3%	-12.7%		
Stephenson House	128	10/29/1997	$ 673	91.5%	97.2%	0.8%	-5.1%	-20.6%		
The Lakes	434	11/5/1999	$ 832	85.8%	90.2%	-3.6%	-8.3%	-21.0%		
Woodland Gardens	337	10/29/1997	$ 722	94.2%	95.7%	-0.6%	-2.1%	-9.9%		
Total Detroit Region	5,046		$ 756	89.5%	92.5%	-0.3%	-3.5%	-10.2%	7.7%	11.9%
Florida Region									
The Hamptons	668	7/7/2004	$ 868	97.0%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$ 945	92.0%	n/a	n/a	n/a	n/a		
Total Florida Region	836		883	95.9%	n/a	n/a	n/a	n/a	1.8%	2.0%
Hudson Valley Region									
Carriage Hill	140	7/17/1996	$ 1,199	92.7%	93.2%	-0.4%	-0.9%	9.5%		
Cornwall Park	75	7/17/1996	$ 1,630	89.7%	88.8%	2.6%	3.6%	1.5%		
Lakeshore Villas	152	7/17/1996	$ 1,046	93.3%	94.1%	4.9%	4.0%	-1.8%		
Patricia	100	7/7/1998	$ 1,333	95.8%	90.6%	3.9%	9.7%	0.1%		
Sherwood Consolidation	224	10/11/2002	$ 1,070	96.9%	97.4%	9.9%	9.2%	2.5%		
Sunset Gardens	217	7/17/1996	$ 911	95.5%	95.4%	4.4%	4.5%	6.9%		
Total Hudson Valley Region	908		$ 1,123	94.4%	93.9%	4.6%	5.1%	3.4%	2.3%	2.1%
Illinois Region									
Blackhawk	371	10/20/2000	$ 824	91.4%	85.7%	-3.1%	3.4%	0.5%		
Courtyards Village	224	8/29/2001	$ 746	93.4%	94.6%	-0.9%	-2.1%	-10.4%		
Cypress Place	192	12/27/2000	$ 891	93.2%	96.3%	1.1%	-2.1%	-14.1%		
The Colony	783	9/1/1999	$ 809	93.1%	91.8%	-2.4%	-1.1%	-7.2%		
The New Colonies	672	6/23/1998	$ 698	90.9%	93.7%	-2.2%	-5.1%	-11.7%		
Total Illinois Region	2,242		$ 779	92.2%	91.9%	-2.0%	-1.6%	-8.5%	3.4%	5.3%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS								
	SECOND QUARTER 2005				**Q2 '05 versus Q2 '04**				
					% Growth				
	# of	Date	Q2 '05	Q2 '05	Year Ago	Rental	Rental	NOI	Q2 '05	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,142	95.8%	96.5%	3.3%	2.6%	-6.6%		
Cambridge Village	82	3/1/2002	$ 1,439	98.2%	97.7%	7.3%	7.9%	14.8%		
Coventry Village	94	7/31/1998	$ 1,331	96.1%	95.6%	3.2%	3.7%	5.4%		
Devonshire Hills	297	7/16/2001	$ 1,651	98.0%	96.9%	-0.5%	0.7%	1.4%		
East Winds	96	11/1/2000	$ 1,111	93.4%	92.6%	1.9%	2.7%	6.1%		
Hawthorne Court	434	4/4/2002	$ 1,324	94.4%	96.4%	5.1%	3.0%	-7.5%		
Heritage Square	80	4/4/2002	$ 1,429	98.0%	95.8%	9.2%	11.7%	16.2%		
Holiday Square	144	5/31/2002	$ 1,034	92.8%	100.6%	13.9%	5.2%	0.0%		
Lake Grove Apartments	368	2/3/1997	$ 1,361	93.4%	91.2%	1.8%	4.2%	-1.3%		
Maple Tree	84	11/1/2000	$ 1,134	90.5%	93.3%	1.6%	-1.5%	-6.3%		
Mid- Island Estates	232	7/1/1997	$ 1,221	93.7%	96.2%	5.6%	2.9%	0.2%		
Rider Terrace	24	11/1/2000	$ 1,227	95.2%	98.8%	6.6%	2.7%	-3.0%		
South Bay Manor	61	9/11/2000	$ 1,525	91.4%	98.0%	4.0%	-3.0%	-18.5%		
Southern Meadows	452	6/29/2001	$ 1,319	95.3%	95.2%	0.4%	0.5%	-0.4%		
Stratford Greens	359	3/1/2002	$ 1,367	95.7%	92.8%	2.0%	5.2%	-1.7%		
Terry Apartments	65	11/1/2000	$ 1,100	98.6%	94.5%	0.5%	4.8%	-4.1%		
Westwood Village Apts	242	3/1/2002	$ 2,079	96.9%	95.0%	6.8%	8.9%	7.4%		
Woodmont Village Apts	96	3/1/2002	$ 1,232	93.6%	94.0%	2.8%	2.3%	-1.8%		
Yorkshire Village Apts	40	3/1/2002	$ 1,478	96.7%	99.2%	7.4%	4.8%	-13.7%		
Total Long Island Region	3,410		$ 1,379	95.3%	95.2%	3.4%	3.6%	-0.5%	12.2%	8.1%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 743	97.3%	97.5%	7.0%	6.8%	-0.9%		
Redbank Village	500	7/7/1998	$ 793	92.8%	94.2%	4.2%	2.6%	6.0%		
Total Maine Region	595		$ 785	93.5%	94.7%	4.6%	3.2%	4.9%	1.3%	1.4%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 764	96.4%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,476	96.0%	78.0%	4.4%	28.7%	66.3%		
East Hill Gardens	33	7/7/1998	$ 1,375	98.1%	90.3%	3.3%	12.2%	30.4%		
Fairmount Apartments	54	1/30/2004	$ 780	99.8%	96.6%	2.8%	6.2%	-0.5%		
Hackensack Gardens	198	3/1/2005	$ 777	96.9%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 900	94.7%	99.1%	2.5%	-2.1%	-19.7%		
Lakeview	106	7/7/1998	$ 1,191	95.3%	96.2%	5.2%	4.1%	11.5%		
Northwood Apartments	134	1/30/2004	$ 1,132	94.7%	92.1%	2.5%	5.4%	1.1%		
Oak Manor	77	7/7/1998	$ 1,673	96.9%	97.7%	3.7%	2.8%	10.0%		
Pleasant View	1,142	7/7/1998	$ 1,017	94.6%	95.4%	2.7%	1.8%	1.6%		
Pleasure Bay	270	7/7/1998	$ 994	95.5%	96.6%	8.2%	7.0%	0.8%		
Regency Club	372	9/24/2004	$ 1,068	95.6%	n/a	n/a	n/a	n/a		
Royal Gardens Apartments	550	5/28/1997	$ 1,082	92.6%	94.0%	4.8%	3.3%	2.7%		
Wayne Village	275	7/7/1998	$ 1,209	95.3%	95.6%	6.4%	6.1%	6.6%		
Windsor Realty	67	7/7/1998	$ 1,092	91.7%	97.3%	6.5%	0.4%	-6.8%		
Total New Jersey Region	3,772		$ 1,081	95.0%	92.9%	4.3%	6.3%	8.6%	10.3%	8.9%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 822	93.9%	96.1%	4.2%	1.8%	3.4%		
Castle Club	158	3/15/2000	$ 895	92.3%	94.1%	3.8%	1.8%	-3.2%		
Cedar Glen	110	3/3/1998	$ 690	88.5%	89.1%	4.7%	3.9%	25.0%		
Chesterfield	247	9/23/1997	$ 872	97.0%	96.3%	1.7%	2.4%	14.4%		
Curren Terrace	318	9/23/1997	$ 908	93.8%	91.4%	1.8%	4.6%	16.6%		
Executive House	100	9/23/1997	$ 918	96.0%	92.9%	1.9%	5.3%	9.2%		
Glen Brook	173	7/28/1999	$ 753	94.2%	94.2%	-0.9%	-0.8%	7.7%		
Glen Manor	174	9/23/1997	$ 763	92.7%	94.0%	1.3%	-0.2%	6.5%		
Golf Club	399	3/15/2000	$ 1,005	91.9%	90.6%	0.2%	1.6%	12.5%		
Hill Brook Place	274	7/28/1999	$ 849	94.3%	98.4%	4.1%	-0.2%	-6.2%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,036	91.5%	96.4%	0.4%	-4.7%	-9.0%		
Home Properties of Devon	629	3/15/2000	$ 1,054	89.6%	88.5%	-2.8%	-1.6%	-8.4%		
New Orleans Park	442	7/28/1999	$ 790	93.0%	93.2%	0.8%	0.6%	0.0%		
Racquet Club	467	7/7/1998	$ 992	95.7%	95.6%	3.8%	4.0%	14.9%		
Racquet Club South	103	5/27/1999	$ 852	96.1%	93.1%	2.0%	5.3%	0.1%		
Ridley Brook	244	7/28/1999	$ 841	94.9%	97.3%	3.8%	1.2%	-3.9%		
Sherry Lake	298	7/23/1998	$ 1,128	93.7%	96.6%	3.6%	0.5%	2.2%		
The Landings	384	11/25/1996	$ 952	97.2%	96.0%	-2.4%	-1.1%	-0.2%		
Trexler Park	249	3/15/2000	$ 1,019	93.0%	90.3%	-3.3%	-0.3%	-0.7%		
Valley View	177	9/23/1997	$ 804	90.1%	88.5%	4.3%	6.3%	7.0%		
Village Square	128	9/23/1997	$ 907	96.6%	92.8%	1.6%	5.8%	11.2%		
William Henry	363	3/15/2000	$ 1,094	91.1%	92.7%	3.5%	1.7%	9.8%		
Total Philadelphia Region	5,913		$ 938	93.2%	93.4%	1.1%	1.0%	3.1%	13.4%	14.0%

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		SECOND QUARTER 2005			Q2 '05 versus Q2 '04				
					% Growth				
# of	Date	Q2 '05	Q2 '05	Year Ago	Rental	Rental	NOI	Q2 '05	%
Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Rochester, NY Region:									
1600 East Avenue	164	9/18/1997	$ 1,049	92.3%	95.7%	1.9%	-1.7%	-3.0%		
1600 Elmwood	210	8/4/1994	$ 925	94.0%	91.9%	0.6%	2.9%	2.6%		
Brook Hill	192	8/4/1994	$ 856	90.5%	94.7%	-0.6%	-5.0%	-5.4%		
Newcastle Apartments	197	8/4/1994	$ 766	92.3%	94.3%	-0.1%	-2.3%	-10.0%		
Perinton Manor	224	8/4/1994	$ 822	94.0%	95.8%	1.9%	0.0%	-3.7%		
Riverton Knolls	240	8/4/1994	$ 842	92.9%	90.5%	1.0%	3.7%	3.9%		
Spanish Gardens	220	8/4/1994	$ 696	92.9%	93.8%	-2.1%	-3.0%	-8.8%		
The Meadows	113	8/4/1994	$ 769	96.8%	96.1%	2.8%	3.6%	6.3%		
Woodgate	120	6/30/1997	$ 833	93.6%	91.8%	0.5%	2.4%	7.1%		
Total Rochester Region	1,680		$ 838	93.1%	93.7%	0.6%	-0.1%	-1.7%	3.0%	4.0%
Syracuse, NY Region:									
Fairview Heights	214	8/4/1994	$ 996	83.3%	87.3%	5.7%	0.9%	-16.4%		
Harborside Manor	281	9/30/1994	$ 693	94.7%	91.6%	3.4%	7.0%	23.0%		
Pearl Street	60	5/17/1995	$ 613	89.4%	93.8%	5.1%	0.2%	16.5%		
Village Green (inclu Fairways)	448	12/19/1994	$ 708	91.6%	91.0%	1.3%	2.0%	4.0%		
Westminster Place	240	1/1/1996	$ 681	91.3%	91.8%	1.9%	1.3%	11.0%		
Total Syracuse Region	1,243		$ 744	90.2%	90.5%	3.0%	2.6%	4.1%	1.8%	2.9%
Washington DC Region									
Braddock Lee	254	3/16/1998	$ 1,179	94.7%	96.9%	6.5%	4.0%	0.7%		
Brittany Place	591	8/22/2002	$ 1,044	91.9%	94.7%	1.9%	-1.1%	-11.6%		
Cider Mill	864	9/27/2002	$ 1,031	93.1%	95.1%	1.0%	-1.1%	-8.1%		
East Meadow	150	8/1/2000	$ 1,229	95.8%	94.9%	5.6%	6.6%	11.6%		
Elmwood Terrace	504	6/30/2000	$ 830	87.1%	92.4%	1.3%	-4.6%	-10.1%		
Falkland Chase	450	9/10/2003	$ 1,157	92.0%	94.2%	4.5%	2.1%	4.6%		
Orleans Village	851	11/16/2000	$ 1,176	93.3%	94.0%	3.6%	2.9%	-5.2%		
Park Shirlington	294	3/16/1998	$ 1,156	93.8%	95.4%	2.5%	0.8%	2.0%		
Pavilion Apartments	432	7/1/1999	$ 1,403	93.6%	91.9%	0.3%	2.2%	3.4%		
Seminary Hill	296	7/1/1999	$ 1,168	92.4%	93.3%	1.5%	0.5%	-5.9%		
Seminary Towers	539	7/1/1999	$ 1,180	92.3%	93.3%	3.8%	2.7%	-1.3%		
Tamarron Apartments	132	7/16/1999	$ 1,214	95.1%	95.5%	6.2%	5.7%	1.4%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,162	95.6%	90.1%	1.5%	7.8%	20.4%		
The Manor - MD	435	8/31/2001	$ 1,112	92.8%	94.9%	-0.3%	-2.5%	-4.7%		
The Manor - VA	198	2/19/1999	$ 969	94.0%	92.3%	3.8%	5.7%	13.1%		
The Sycamores	185	12/16/2002	$ 1,187	97.0%	94.6%	4.9%	7.6%	9.3%		
Virginia Village	344	5/31/2001	$ 1,198	96.6%	96.8%	1.3%	1.1%	-0.2%		
Wellington Lakes	160	10/24/2001	$ 759	94.7%	89.9%	-2.3%	3.0%	-4.7%		
Wellington Woods	114	10/24/2001	$ 798	92.2%	90.5%	-2.4%	-0.6%	3.4%		
West Springfield	244	11/18/2002	$ 1,248	96.4%	94.1%	2.7%	5.2%	10.4%		
Woodleaf Apartments	228	3/19/2004	$ 997	93.7%	92.5%	4.7%	6.1%	1.1%		
Total Washington DC Region	7,505		$ 1,113	93.3%	94.0%	2.4%	1.7%	-0.9%	21.6%	17.7%
TOTAL OWNED PORTFOLIO	**42,320**		**$ 970**	**93.3%**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**	**100.0%**
TOTAL CORE PORTFOLIO	**39,284**		**$ 967**	**93.2%**	**93.8%**	**2.1%**	**1.4%**	**0.1%**		

| | | | | | | YTD '05 versus YTD '04 | | | | |
| | | | | | | % Growth | | | | |
	# of Apts.	Date Acqu.	YTD '05 Rent/Mo.	YTD '05 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '05 NOI w/ G&A	% #Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		June YTD								
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 996	91.6%	92.7%	0.3%	-0.9%	-8.1%		
Canterbury Apartments	618	7/16/1999	$ 823	93.1%	94.4%	4.4%	2.9%	2.4%		
Country Village	344	4/30/1998	$ 794	91.8%	93.2%	3.4%	1.9%	-5.1%		
Falcon Crest	396	7/16/1999	$ 875	88.5%	94.3%	3.4%	-2.9%	-8.5%		
Fenland Field	234	8/1/2001	$ 1,019	93.2%	92.6%	2.8%	3.5%	-1.5%		
Gateway Village	132	7/16/1999	$ 1,129	91.1%	93.5%	2.7%	0.0%	-3.2%		
Mill Towne Village Apts	384	5/31/2001	$ 780	93.9%	93.7%	4.3%	4.4%	0.9%		
Morningside Heights	1,050	4/30/1998	$ 800	94.1%	94.4%	3.7%	3.3%	6.6%		
Owings Run	504	7/16/1999	$ 993	94.2%	92.8%	4.8%	6.3%	1.9%		
Ridgeview Chase	204	1/13/2005	$ 1,018	92.6%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,173	92.9%	95.0%	4.9%	2.6%	1.0%		
Shakespeare Park	84	7/16/1999	$ 809	96.9%	98.5%	26.5%	24.4%	16.1%		
Timbercroft Townhomes	284	7/16/1999	$ 739	98.5%	99.3%	3.6%	2.7%	1.4%		
Village Square Townhomes	370	7/16/1999	$ 1,017	95.2%	95.3%	3.9%	3.8%	4.1%		
Woodholme Manor	176	3/31/2001	$ 717	90.7%	94.6%	3.8%	-0.4%	-11.8%		
Total Baltimore Region	5,842		$ 889	93.1%	94.0%	3.4%	2.4%	-0.7%	14.5%	13.8%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,309	94.5%	93.3%	3.0%	4.3%	2.1%		
Stone Ends	280	2/12/2003	$ 1,164	94.9%	95.0%	-0.7%	-0.8%	-7.0%		
The Village at Marshfield	276	3/17/2004	$ 1,082	93.9%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,227	94.5%	93.8%	2.0%	2.9%	-0.6%	3.8%	3.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 682	95.8%	96.9%	3.8%	2.7%	-0.4%		
Idylwood	720	1/1/1995	$ 674	93.3%	93.8%	2.6%	2.0%	13.4%		
Paradise Lane	324	10/15/1997	$ 701	91.4%	92.9%	2.7%	1.1%	4.2%		
Raintree Island	504	8/4/1994	$ 730	89.0%	93.2%	2.8%	-1.8%	-10.2%		
Total Buffalo Region	1,644		$ 697	91.7%	93.6%	2.8%	0.6%	3.7%	2.2%	3.9%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 811	95.9%	94.6%	5.1%	6.6%	17.9%		
Total Delaware Region	432		$ 811	95.9%	94.6%	5.1%	6.6%	17.9%	1.0%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 758	84.5%	96.1%	0.9%	-11.3%	-20.4%		
Carriage Hill - MI	168	9/29/1998	$ 784	93.5%	95.1%	1.5%	-0.2%	-6.0%		
Carriage Park	256	9/29/1998	$ 745	91.4%	94.8%	1.3%	-2.4%	-2.3%		
Charter Square	492	10/29/1997	$ 859	91.1%	93.3%	1.6%	-0.8%	-9.8%		
Cherry Hill Club	165	7/7/1998	$ 640	89.4%	85.7%	-1.2%	3.0%	14.8%		
Cherry Hill Village	224	9/29/1998	$ 706	96.2%	97.1%	0.4%	-0.6%	-9.0%		
Deerfield Woods	144	3/22/2000	$ 799	94.2%	91.2%	-2.0%	1.2%	4.7%		
Fordham Green	146	10/29/1997	$ 889	88.4%	90.0%	-0.2%	-2.0%	1.3%		
Greentrees	288	10/29/1997	$ 645	82.1%	89.6%	-1.1%	-9.4%	-28.6%		
Hampton Court	182	9/30/2000	$ 687	87.8%	88.5%	2.5%	1.7%	7.8%		
Kingsley	328	10/29/1997	$ 677	92.9%	93.9%	1.4%	0.2%	-6.0%		
Macomb Manor	217	3/22/2000	$ 692	90.0%	94.4%	-0.3%	-5.0%	-24.8%		
Oak Park Manor	298	10/29/1997	$ 852	86.9%	89.3%	1.7%	-1.0%	-3.6%		
Scotsdale	376	11/26/1997	$ 663	92.1%	93.4%	-1.7%	-3.0%	-8.2%		
Southpointe Square	224	10/29/1997	$ 648	87.8%	91.8%	0.8%	-3.6%	-8.3%		
Springwells Park	303	4/8/1999	$ 967	90.0%	91.3%	-0.1%	-1.6%	-4.1%		
Stephenson House	128	10/29/1997	$ 675	94.6%	92.8%	1.5%	3.3%	2.5%		
The Lakes	434	11/5/1999	$ 839	84.4%	90.9%	-3.0%	-10.0%	-29.7%		
Woodland Gardens	337	10/29/1997	$ 723	96.0%	95.2%	-0.6%	0.2%	-7.5%		
Total Detroit Region	5,046		$ 758	89.8%	92.5%	0.1%	-2.9%	-10.1%	7.9%	11.9%
Florida Region										
The Hamptons	668	7/7/2004	$ 861	96.1%	n/a	n/a	n/a	n/a		
Vinings at Hampton Village	168	7/7/2004	$ 937	94.1%	n/a	n/a	n/a	n/a		
Total Florida Region	836		$ 876	95.7%	n/a	n/a	n/a	n/a	1.7%	2.0%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,208	91.8%	93.3%	1.2%	-0.5%	3.1%		
Cornwall Park	75	7/17/1996	$ 1,625	87.5%	88.4%	1.9%	0.9%	-7.1%		
Lakeshore Villas	152	7/17/1996	$ 1,036	93.4%	92.5%	4.4%	5.4%	-3.9%		
Patricia	100	7/7/1998	$ 1,331	95.8%	92.1%	3.0%	7.1%	1.3%		
Sherwood Consolidation	224	10/11/2002	$ 1,063	97.0%	96.8%	10.0%	10.3%	4.6%		
Sunset Gardens	217	7/17/1996	$ 904	94.7%	95.7%	4.9%	3.7%	6.5%		
Total Hudson Valley Region	908		$ 1,119	93.8%	93.7%	4.7%	4.9%	1.4%	2.2%	2.1%
Illinois Region										
Blackhawk	371	10/20/2000	$ 831	89.8%	87.7%	-2.2%	0.1%	-6.7%		
Courtyards Village	224	8/29/2001	$ 750	93.7%	96.3%	-0.6%	-3.3%	-13.7%		
Cypress Place	192	12/27/2000	$ 892	92.9%	93.9%	1.6%	0.6%	-3.8%		
The Colony	783	9/1/1999	$ 814	91.6%	91.1%	-1.9%	-1.4%	-7.9%		
The New Colonies	672	6/23/1998	$ 702	90.7%	92.8%	-1.5%	-3.8%	-4.2%		
Total Illinois Region	2,242		$ 784	91.4%	91.7%	-1.4%	-1.8%	-6.8%	3.6%	5.3%

					HOME PROPERTIES OWNED COMMUNITIES RESULTS				
		June YTD			**YTD '05 versus YTD '04**				
					% Growth				
# of	**Date**	**YTD '05**	**YTD '05**	**Year Ago**	**Rental**	**Rental**	**NOI**	**YTD '05**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**NOI w/ G&A**	**#Units**
Long Island, NY Region									
Bayview / Colonial	160	11/1/2000	$ 1,140	95.4%	96.3%	3.5%	2.5%	-3.2%	
Cambridge Village	82	3/1/2002	$ 1,423	97.5%	97.3%	8.2%	8.3%	13.9%	
Coventry Village	94	7/31/1998	$ 1,329	96.5%	95.5%	3.4%	4.4%	7.9%	
Devonshire Hills	297	7/16/2001	$ 1,648	96.2%	94.6%	-0.7%	0.9%	0.3%	
East Winds	96	11/1/2000	$ 1,108	93.8%	93.4%	2.4%	2.9%	6.1%	
Hawthorne Court	434	4/4/2002	$ 1,315	94.5%	96.4%	5.0%	2.9%	-4.2%	
Heritage Square	80	4/4/2002	$ 1,404	98.3%	96.0%	8.6%	11.3%	8.0%	
Holiday Square	144	5/31/2002	$ 1,029	93.6%	98.9%	13.5%	7.4%	-1.3%	
Lake Grove Apartments	368	2/3/1997	$ 1,360	92.8%	93.5%	2.1%	1.4%	-4.0%	
Maple Tree	84	11/1/2000	$ 1,131	92.2%	92.0%	1.3%	1.6%	-1.8%	
Mid- Island Estates	232	7/1/1997	$ 1,218	94.8%	96.6%	6.5%	4.5%	3.8%	
Rider Terrace	24	11/1/2000	$ 1,216	91.2%	97.8%	6.7%	-0.6%	-4.9%	
South Bay Manor	61	9/11/2000	$ 1,525	92.5%	96.5%	5.9%	1.5%	-2.5%	
Southern Meadows	452	6/29/2001	$ 1,317	94.9%	94.9%	0.3%	0.4%	-0.8%	
Stratford Greens	359	3/1/2002	$ 1,368	95.6%	93.3%	2.2%	4.7%	-5.8%	
Terry Apartments	65	11/1/2000	$ 1,099	98.2%	93.1%	1.1%	6.6%	5.7%	
Westwood Village Apts	242	3/1/2002	$ 2,062	94.8%	95.4%	7.0%	6.3%	0.4%	
Woodmont Village Apts	96	3/1/2002	$ 1,229	94.8%	95.4%	3.5%	2.9%	-2.3%	
Yorkshire Village Apts	40	3/1/2002	$ 1,457	97.3%	98.5%	6.6%	5.3%	2.2%	
Total Long Island Region	3,410		$ 1,374	94.9%	95.1%	3.6%	3.3%	-0.9%	12.2%	8.1%
Maine Region									
Mill Co. Gardens	95	7/7/1998	$ 740	96.2%	94.3%	5.7%	7.8%	9.4%	
Redbank Village	500	7/7/1998	$ 789	92.0%	92.8%	4.1%	3.2%	6.9%	
Total Maine Region	595		$ 781	92.6%	93.0%	4.4%	3.9%	7.2%	1.3%	1.4%
New Jersey Region									
Barrington Gardens	148	3/1/2005	$ 774	95.3%	n/a	n/a	n/a	n/a	
Chatham Hill Apartments	308	1/30/2004	$ 1,467	95.2%	n/a	n/a	n/a	n/a	
East Hill Gardens	33	7/7/1998	$ 1,367	99.0%	91.8%	4.0%	12.2%	20.5%	
Fairmount Apartments	54	1/30/2004	$ 777	99.2%	n/a	n/a	n/a	n/a	
Hackensack Gardens	198	3/1/2005	$ 786	96.1%	n/a	n/a	n/a	n/a	
Kensington Apartments	38	1/30/2004	$ 895	95.5%	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$ 1,184	94.0%	95.2%	5.7%	4.3%	5.5%	
Northwood Apartments	134	1/30/2004	$ 1,125	95.5%	n/a	n/a	n/a	n/a	
Oak Manor	77	7/7/1998	$ 1,664	96.8%	97.8%	3.7%	2.6%	5.8%	
Pleasant View	1,142	7/7/1998	$ 1,016	92.8%	94.8%	3.0%	0.8%	-2.6%	
Pleasure Bay	270	7/7/1998	$ 984	95.4%	96.5%	8.2%	7.0%	3.5%	
Regency Club	372	9/24/2004	$ 1,059	96.2%	n/a	n/a	n/a	n/a	
Royal Gardens Apartments	550	5/28/1997	$ 1,073	91.5%	93.7%	4.4%	2.1%	-1.2%	
Wayne Village	275	7/7/1998	$ 1,199	94.8%	95.6%	6.4%	5.4%	9.1%	
Windsor Realty	67	7/7/1998	$ 1,087	93.3%	94.8%	5.4%	3.8%	-3.7%	
Total New Jersey Region	3,772		$ 1,106	94.0%	94.9%	4.5%	2.8%	0.8%	9.8%	8.9%
Philadelphia Region									
Beechwood Gardens	160	7/7/1998	$ 826	93.5%	96.4%	5.4%	2.2%	-4.3%	
Castle Club	158	3/15/2000	$ 896	93.5%	94.0%	5.0%	4.5%	5.9%	
Cedar Glen	110	3/3/1998	$ 687	90.4%	89.9%	3.4%	4.0%	21.0%	
Chesterfield	247	9/23/1997	$ 869	96.2%	96.0%	2.6%	2.8%	9.4%	
Curren Terrace	318	9/23/1997	$ 905	95.1%	91.5%	1.9%	5.8%	15.5%	
Executive House	100	9/23/1997	$ 917	96.0%	94.8%	2.9%	4.3%	8.9%	
Glen Brook	173	7/28/1999	$ 759	92.3%	94.7%	1.0%	-1.6%	-6.6%	
Glen Manor	174	9/23/1997	$ 758	94.0%	93.7%	1.9%	2.2%	7.4%	
Golf Club	399	3/15/2000	$ 1,002	91.6%	91.0%	1.0%	1.6%	10.0%	
Hill Brook Place	274	7/28/1999	$ 839	95.2%	96.7%	3.4%	1.8%	1.2%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,032	91.5%	95.5%	0.3%	-3.9%	-6.6%	
Home Properties of Devon	629	3/15/2000	$ 1,059	86.6%	90.7%	-1.3%	-5.7%	-11.3%	
New Orleans Park	442	7/28/1999	$ 786	93.5%	93.7%	0.8%	0.6%	0.5%	
Racquet Club	467	7/7/1998	$ 990	96.2%	96.0%	4.7%	5.0%	13.4%	
Racquet Club South	103	5/27/1999	$ 848	96.1%	93.9%	2.0%	4.3%	3.5%	
Ridley Brook	244	7/28/1999	$ 833	94.5%	97.5%	3.8%	0.6%	-0.5%	
Sherry Lake	298	7/23/1998	$ 1,121	94.2%	95.8%	3.5%	1.9%	9.6%	
The Landings	384	11/25/1996	$ 953	95.1%	94.8%	-1.6%	-1.3%	-2.7%	
Trexler Park	249	3/15/2000	$ 1,021	92.6%	88.2%	-1.5%	3.4%	7.9%	
Valley View	177	9/23/1997	$ 799	90.4%	88.7%	3.9%	5.9%	21.2%	
Village Square	128	9/23/1997	$ 905	96.5%	94.5%	2.5%	4.6%	10.0%	
William Henry	363	3/15/2000	$ 1,090	91.9%	92.5%	4.3%	3.6%	11.9%	
Total Philadelphia Region	5,913		$ 936	92.9%	93.5%	1.8%	1.2%	3.9%	13.3%	14.0%

						YTD '05 versus YTD '04				
							% Growth			
	# of	Date	YTD '05	YTD '05	Year Ago	Rental	Rental	NOI	YTD '05	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
June YTD										
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,041	89.1%	92.8%	1.1%	-2.8%	-4.0%		
1600 Elmwood	210	8/4/1994	$ 926	94.5%	93.6%	1.0%	2.0%	0.8%		
Brook Hill	192	8/4/1994	$ 865	89.5%	94.7%	0.2%	-5.2%	-9.5%		
Newcastle Apartments	197	8/4/1994	$ 767	92.7%	94.0%	-0.1%	-1.6%	-4.9%		
Perinton Manor	224	8/4/1994	$ 820	94.0%	95.6%	1.8%	0.0%	-9.2%		
Riverton Knolls	240	8/4/1994	$ 837	91.7%	91.8%	0.9%	0.9%	14.0%		
Spanish Gardens	220	8/4/1994	$ 700	89.6%	92.8%	-0.4%	-3.9%	-6.5%		
The Meadows	113	8/4/1994	$ 768	98.0%	96.4%	3.0%	4.6%	10.1%		
Woodgate	120	6/30/1997	$ 829	94.6%	93.4%	0.7%	2.0%	8.4%		
Total Rochester Region	1,680		$ 838	92.3%	93.8%	0.8%	-0.7%	-0.7%	2.9%	4.0%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 989	85.2%	89.3%	5.0%	0.2%	-7.5%		
Harborside Manor	281	9/30/1994	$ 689	96.0%	94.2%	3.1%	5.1%	21.0%		
Pearl Street	60	5/17/1995	$ 608	93.3%	96.4%	4.7%	1.3%	12.0%		
Village Green (inclu Fairways)	448	12/19/1994	$ 704	89.2%	91.4%	1.6%	-0.8%	-0.9%		
Westminster Place	240	1/1/1996	$ 678	92.3%	94.0%	1.9%	0.0%	2.3%		
Total Syracuse Region	1,243		$ 740	90.4%	92.2%	2.9%	0.9%	2.9%	1.8%	2.9%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,174	93.7%	96.2%	5.9%	3.2%	2.1%		
Brittany Place	591	8/22/2002	$ 1,057	90.5%	94.5%	3.7%	-0.7%	-8.0%		
Cider Mill	864	9/27/2002	$ 1,029	93.3%	95.0%	1.2%	-0.6%	-4.4%		
East Meadow	150	8/1/2000	$ 1,217	96.3%	96.0%	5.8%	6.1%	12.6%		
Elmwood Terrace	504	6/30/2000	$ 829	88.0%	93.3%	1.7%	-4.1%	-9.4%		
Falkland Chase	450	9/10/2003	$ 1,144	92.0%	94.4%	3.1%	0.5%	4.2%		
Orleans Village	851	11/16/2000	$ 1,175	92.3%	94.1%	3.9%	1.9%	-0.7%		
Park Shirlington	294	3/16/1998	$ 1,152	91.6%	93.5%	2.1%	0.1%	1.3%		
Pavilion Apartments	432	7/1/1999	$ 1,400	93.1%	90.8%	0.9%	3.5%	2.9%		
Seminary Hill	296	7/1/1999	$ 1,170	90.9%	93.3%	2.5%	-0.2%	-2.9%		
Seminary Towers	539	7/1/1999	$ 1,173	92.7%	93.0%	3.5%	3.1%	3.4%		
Tamarron Apartments	132	7/16/1999	$ 1,217	94.6%	94.1%	6.8%	7.4%	8.1%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,173	95.7%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,111	91.3%	93.5%	-0.7%	-3.1%	-0.4%		
The Manor - VA	198	2/19/1999	$ 953	94.1%	90.7%	3.8%	7.7%	26.6%		
The Sycamores	185	12/16/2002	$ 1,179	96.3%	95.0%	5.5%	6.9%	10.9%		
Virginia Village	344	5/31/2001	$ 1,197	96.2%	95.6%	1.9%	2.4%	-2.0%		
Wellington Lakes	160	10/24/2001	$ 764	92.0%	87.6%	-0.6%	4.4%	26.9%		
Wellington Woods	114	10/24/2001	$ 809	86.5%	88.7%	-0.6%	-3.0%	4.2%		
West Springfield	244	11/18/2002	$ 1,236	97.3%	94.1%	2.6%	6.2%	12.3%		
Woodleaf Apartments	228	3/19/2004	$ 989	92.8%	n/a	n/a	n/a	n/a		
Total Washington DC Region	7,505		$ 1,111	92.7%	93.7%	2.6%	1.4%	1.1%	21.8%	17.7%
TOTAL OWNED PORTFOLIO	42,320		$ 969	92.9%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	39,284		$ 965	92.7%	93.7%	2.4%	1.4%	0.5%		

Home Properties, Inc.
June 30, 2005 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	2nd Qtr 2005	1st Qtr 2005	Variance
Washington	17.9%	93.2%	92.0%	1.2%
New Jersey, Long Island, Hudson Valley	17.4%	94.9%	93.5%	1.4%
Philadelphia	15.1%	93.2%	92.6%	0.6%
Baltimore	14.4%	93.3%	92.8%	0.5%
Detroit	12.8%	89.5%	90.0%	-0.5%
Upstate, NY	11.6%	92.0%	91.2%	0.8%
Chicago	5.7%	92.2%	90.5%	1.7%
Misc.	5.1%	94.9%	93.7%	1.2%
Total	100.0%	93.2%	92.3%	0.9%

Region	% Units	2nd Qtr 2005	2nd Qtr 2004	Variance
Washington	17.9%	93.2%	94.2%	-1.0%
New Jersey, Long Island, Hudson Valley	17.4%	94.9%	95.1%	-0.2%
Philadelphia	15.1%	93.2%	93.4%	-0.2%
Baltimore	14.4%	93.3%	94.1%	-0.8%
Detroit	12.8%	89.5%	92.5%	-3.0%
Upstate, NY	11.6%	92.0%	92.9%	-0.9%
Chicago	5.7%	92.2%	91.9%	0.3%
Misc.	5.1%	94.9%	93.8%	1.1%
Total	100.0%	93.2%	93.8%	-0.6%

Region	% Units	Jun 2005	2nd Qtr 2005	Variance
Washington	17.9%	93.6%	93.2%	0.4%
New Jersey, Long Island, Hudson Valley	17.4%	95.3%	94.9%	0.4%
Philadelphia	15.1%	93.6%	93.2%	0.4%
Baltimore	14.4%	93.7%	93.3%	0.4%
Detroit	12.8%	89.9%	89.5%	0.4%
Upstate, NY	11.6%	90.8%	92.0%	-1.2%
Chicago	5.7%	92.2%	92.2%	0.0%
Misc.	5.1%	95.2%	94.9%	0.3%
Total	100.0%	93.4%	93.2%	0.2%

SAME STORE SEQUENTIAL RESULTS
SECOND QUARTER 2005 VERSUS FIRST QUARTER 2005

Region	% Units	Revenues	Expenses	NOI
Washington	17.9%	2.1%	-8.2%	10.0%
New Jersey, Long Island, Hudson Valley	17.4%	2.5%	-12.1%	14.9%
Philadelphia	15.1%	2.3%	-10.2%	14.1%
Baltimore	14.4%	1.0%	-4.9%	4.5%
Detroit	12.8%	-0.2%	-5.6%	5.5%
Upstate, NY	11.6%	3.5%	-5.8%	15.4%
Chicago	5.7%	2.2%	5.0%	-0.8%
Misc.	5.1%	2.6%	-12.7%	14.0%
Total	100.0%	2.0%	-8.0%	10.6%

Home Properties, Inc.
June 30, 2005 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	2ND QTR 2005	1ST QTR 2005	4TH QTR 2004	3RD QTR 2004	2ND QTR 2004	1ST QTR 2004	YEAR 2004	YEAR 2003	YEAR 2002
Home purchase	**19.40%**	**18.50%**	19.80%	20.40%	20.40%	17.50%	17.50%	19.60%	18.80%
Employment related	**15.80%**	**15.10%**	16.10%	15.00%	14.70%	16.20%	16.20%	14.90%	14.30%
Location convenience/ apartment size	**13.00%**	**11.90%**	11.60%	12.70%	13.80%	11.00%	11.00%	12.20%	10.80%
Eviction/skip	**10.80%**	**15.30%**	12.70%	11.30%	11.20%	14.10%	14.10%	12.60%	10.90%
Rent level	**10.10%**	**8.90%**	9.80%	9.30%	9.30%	9.80%	9.80%	9.10%	11.80%
Domestic Situation	**9.40%**	**5.50%**	6.60%	9.00%	9.50%	5.50%	8.00%	8.40%	8.10%

Traffic	Traffic 2nd Qtr **05** To 2nd Qtr **04**	Signed Leases 2nd Qtr **05** To 2nd Qtr **04**	Traffic Six Mos **05** To Six Mos **04**	Signed Leases Six Mos **05** To Six Mos **04**	Turnover 2nd Qtr **05**	2nd Qtr **04**	Six Mos **05**	Six Mos **04**
Region								
Baltimore	0%	22%	-5%	7%	14%	14%	23%	23%
Washington	-2%	29%	-7%	13%	12%	12%	22%	22%
New Jersey	0%	16%	-10%	20%	10%	10%	19%	19%
Long Island	4%	10%	-9%	3%	12%	12%	22%	22%
Hudson Valley	-14%	6%	-6%	-5%	12%	14%	23%	24%
Philadelphia	-8%	-1%	-8%	3%	16%	16%	27%	27%
Detroit	7%	51%	-4%	9%	15%	13%	25%	24%
Rochester	56%	52%	34%	15%	19%	18%	29%	30%
Buffalo	10%	1%	4%	6%	20%	19%	30%	30%
Syracuse	-13%	-6%	-12%	0%	23%	24%	34%	36%
Chicago	16%	2%	18%	16%	17%	15%	30%	26%
Total Portfolio	3%	19%	-3%	8%	14%	14%	25%	24%

	2nd Qtr **05**	2nd Qtr **04**	Six Mos **05**	Six Mos **04**
Bad Debts as % of Rents	0.51%	0.72%	0.63%	0.67%

HOME PROPERTIES. INC.
June 30, 2005 and 2004 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	2ND QTR 2005 ACTUAL	2ND QTR 2004 ACTUAL	QUARTER VARIANCE	% VARIANCE	SIX MOS 2005 ACTUAL	SIX MOS 2004 ACTUAL	YEAR VARIANCE	% VARIANCE
ELECTRICITY	1,919	1,820	(99)	-5.4%	3,861	3,820	(41)	-1.1%
GAS	4,032	3,029	(1,003)	-33.1%	13,167	11,541	(1,626)	-14.1%
WATER & SEWER	2,763	2,660	(103)	-3.9%	5,547	5,369	(178)	-3.3%
REPAIRS & MAINTENANCE	7,909	8,547	638	7.5%	13,853	14,882	1,029	6.9%
PERSONNEL EXPENSE	11,189	10,756	(433)	-4.0%	22,858	21,563	(1,295)	-6.0%
SITE LEVEL INCENTIVE COMPENSATION	920	472	(448)	-94.9%	1,260	829	(431)	-52.0%
ADVERTISING	2,152	2,127	(25)	-1.2%	4,079	4,272	193	4.5%
LEGAL & PROFESSIONAL	404	382	(22)	-5.8%	753	779	26	3.3%
OFFICE & TELEPHONE	1,442	1,530	88	5.8%	2,941	3,127	186	5.9%
PROPERTY INS.	1,589	1,766	177	10.0%	3,151	3,815	664	17.4%
REAL ESTATE TAXES	11,428	10,814	(614)	-5.7%	23,151	21,643	(1,508)	-7.0%
SNOW	89	65	(24)	-36.9%	1,124	1,044	(80)	-7.7%
TRASH	689	674	(15)	-2.2%	1,365	1,320	(45)	-3.4%
PROPERTY MANAGEMENT G & A	3,082	2,948	(134)	-4.5%	6,155	6,031	(124)	-2.1%
TOTAL	49,607	47,590	(2,017)	-4.2%	103,265	100,035	(3,230)	-3.2%

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2005 ACQUISITIONS							
Ridgeview Chase Apartments	NoVA/DC	MD	1/13/2005	204	7.1%	$19.7	$96,436
Hackensack Gardens	New Jersey	NJ	3/1/2005	198	5.3%	$12.9	$65,192
Barrington Gardens	New Jersey	NJ	3/1/2005	148	7.1%	$7.4	$50,176
			SUBTOTAL	**550**	**6.5%**	**$40.0**	**$72,740**
Purchased after the Quarter close							
Sayville Commons	Long Island	NY	7/15/2005	342	5.4%	$63.6	$185,965
			TOTAL YTD	**892**	**5.8%**	**$103.6**	**$116,151**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
The Hamptons/The Vinings at Hampton Village	Florida	FL	7/7/2004	836	6.2%	$70.4	$84,161
Regency Club	New Jersey	NJ	9/24/2004	372	6.7%	$36.4	$97,890
			TOTAL YTD	**2,486**	**6.7%**	**$247.5**	**$99,557**
TOTAL 2004 and 2005 Acquisitions				**3,378**	**6.4%**	**$351.1**	**$103,939**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
     capital expenditures

Home Properties, Inc.
June 30, 2005 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2005 SALES							
No sales have taken place during the first six months of 2005				-	0.0%	$0.0	$0.0
Disposed after the Quarter close							
Cedar Glen	Philadelphia	PA	7/8/2005	110	7.0%	$5.9	$53,636
			TOTAL YTD	**110**	**7.0%**	**$5.9**	**$53,636**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
Northgate Manor	Rochester	NY	6/10/2004	224	9.0%	$9.3	$41,603
Maple Lane	South Bend	IN	7/30/2004	396	7.4%	$17.5	$44,192
Apple Hill Apartments	Hamden	CT	12/23/2004	498	7.0%	$48.1	$96,651
Parkview Gardens	Detroit	MI	12/29/2004	484	11.6%	$16.0	$33,033
Golfview Apartments	Detroit	MI	12/29/2004	44	9.1%	$1.5	$35,091
			TOTAL YTD	**1,646**	**8.2%**	**$92.5**	**$56,187**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2004	As of 12/31/2004	12/31/2004 % of Units	Net Acquired in 2005	As of 6/30/2005	Current % of Units
SUBURBAN NEW YORK CITY	NY/NJ	906	7,744	18.54%	346	8,090	19.12%
SUBURBAN WASHINGTON	DC	468	7,505	17.97%	0	7,505	17.73%
PHILADELPHIA	PA	0	5,913	14.16%	0	5,913	13.97%
BALTIMORE	MD	0	5,638	13.50%	204	5,842	13.80%
DETROIT	MI	-528	5,046	12.08%	0	5,046	11.92%
UPSTATE NEW YORK	NY	-224	4,567	10.93%	0	4,567	10.79%
CHICAGO	IL	0	2,242	5.37%	0	2,242	5.30%
BOSTON	MA	276	1,252	3.00%	0	1,252	2.96%
FLORIDA	FL	836	836	2.00%	0	836	1.98%
PORTLAND	ME	0	595	1.42%	0	595	1.41%
DOVER	DE	0	432	1.03%	0	432	1.02%
HAMDEN	CT	-498	0	0.00%	0	0	0.00%
SOUTH BEND	IN	-396	0	0.00%	0	0	0.00%
NORTH/CENTRAL	OH	0	0	0.00%	0	0	0.00%
TOTAL		**840**	**41,770**	**100.0%**	**550**	**42,320**	**100.0%**

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	559,199	11/01/05	0.34
IDLYWOOD	JPMorganChase	8.625	8,547,482	11/01/05	0.34
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	0.84
DEVONSHIRE - 1st (*)	AMI Capital - Fannie	7.100	18,533,132	06/01/06	0.92
COUNTRY VILLAGE	CharterMac-Fannie	8.385	6,140,854	08/01/06	1.09
HAMPTON COURT	ORIX RE Capital	8.875	3,253,572	09/01/06	1.17
WOODGATE PLACE	ARCS - Fannie	7.865	3,155,900	01/01/07	1.51
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	1.51
BRITTANY PLACE	CapMark - Conduit	4.780	18,631,796	06/11/07	1.95
SEMINARY TOWERS - 2nd	Wachovia Bank	8.400	1,077,603	06/25/07	1.99
SEMINARY TOWERS - 1st	Wachovia Bank	8.220	1,886,065	06/25/07	1.99
SEMINARY TOWERS - 4th	Wachovia Bank	5.390	10,000,000	06/25/07	1.99
SEMINARY TOWERS - 3rd	Wachovia Bank	5.350	16,066,414	06/25/07	1.99
SOUTHERN MEADOWS (*)	CapMark - Conduit	7.250	19,296,529	07/11/07	2.03
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	4,918,183	08/01/07	2.09
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,465,695	11/01/07	2.34
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,188,290	11/01/07	2.34
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,193,580	12/01/07	2.42
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	16,714,183	12/01/07	2.42
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,255,790	12/01/07	2.42
THE LANDINGS - 2nd	CharterMac-Fannie	6.740	3,637,810	01/01/08	2.51
PAVILION - 2nd	CharterMac-Fannie	7.450	3,645,164	01/01/08	2.51
CYPRESS PLACE	Reilly - Fannie	7.130	6,165,241	01/01/08	2.51
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,033,555	01/01/08	2.51
THE LANDINGS -1st	CharterMac-Fannie	6.930	9,194,730	01/01/08	2.51
PAVILION -3rd	CharterMac-Fannie	5.030	17,729,493	01/01/08	2.51
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,512,935	03/01/08	2.67
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,638,021	03/01/08	2.67
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,545,098	06/01/08	2.92
DETROIT PORTFOLIO	JPMorganChase	7.510	42,870,902	06/01/08	2.92
RACQUET CLUB SOUTH	NorthMarq - Freddie	6.980	2,856,573	07/01/08	3.01
NORTHWOOD - 1st	Bank of New York	3.850	5,580,301	07/01/08	3.01
CHATHAM HILL - 1st	Bank of New York	3.900	20,190,158	07/01/08	3.01
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	15,855,192	10/31/08	3.34
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	921,347	11/01/08	3.34
WESTWOOD VILLAGE - 3rd	M and T Bank	5.550	18,000,000	11/01/08	3.34
STONE ENDS	Prudential-Fannie Mae	4.530	23,441,478	11/01/08	3.34
HP at GOLF CLUB	ARCS - Fannie	6.585	15,807,460	12/01/08	3.42
DEVONSHIRE - 2nd	AMI Capital - Fannie	6.720	4,767,946	01/01/09	3.51
HERITAGE SQUARE	CharterMac-Fannie	5.150	6,434,367	07/01/09	4.01
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,623,106	12/01/09	4.42
WILLIAM HENRY	NorthMarq - Freddie	5.310	23,128,704	12/01/09	4.42
WINDSOR REALTY	Prudential-Fannie Mae	4.575	4,768,585	01/01/10	4.51
CHERRY HILL	Prudential-Fannie Mae	5.360	5,164,305	01/01/10	4.51
GLEN MANOR	Prudential-Fannie Mae	5.065	5,950,316	01/01/10	4.51
LAKEVIEW	Prudential-Fannie Mae	4.575	8,858,640	01/01/10	4.51
RIDLEY BROOK	Prudential-Fannie Mae	4.865	9,927,699	01/01/10	4.51
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,475,980	01/01/10	4.51
PLEASURE BAY	Prudential-Fannie Mae	4.575	15,400,543	01/01/10	4.51
SHERRY LAKE	GMAC - Freddie Mac	5.180	19,958,552	01/01/10	4.51
ELMWOOD TERRACE	CharterMac-Fannie	5.300	21,590,172	01/01/10	4.51
BRADDOCK LEE	Prudential-Fannie Mae	4.575	21,771,571	01/01/10	4.51
EAST WINDS APARTMENTS	M & T Bank - Freddie	4.990	6,675,703	03/01/10	4.67
BAYVIEW/COLONIAL	M & T Bank - Freddie	4.950	11,756,893	03/01/10	4.67
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	4.84
TREXLER PARK	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	5.26
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,533,003	10/01/10	5.26
HP at DEVON	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	5.26
CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	45,231,647	10/01/10	5.26
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	5.51
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	5.51
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	5.51
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	5.51
NEW ORLEANS/ARBOR CRSG	Prudential-Fannie Mae	4.860	19,626,835	03/01/11	5.67
RACQUET CLUB	Prudential-Fannie Mae	6.875	21,785,977	04/01/11	5.76
TIMBERCROFT TH's 1 - 1st	GMAC - HUD	8.500	604,243	05/01/11	5.84
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,358,022	05/01/11	5.84
LAKE GROVE	Prudential-Fannie Mae	6.540	26,506,939	12/01/11	6.42
TIMBERCROFT TH's 3 - 1st	GMAC - HUD	8.000	845,645	02/01/12	6.59
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	582,163	02/01/12	6.59
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,215,447	03/01/12	6.67
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,455,462	03/01/12	6.67
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,696,841	03/01/12	6.67
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,222,714	03/01/12	6.67
HP at CASTLE CLUB	NorthMarq - Freddie	9.550	6,762,394	05/01/12	6.84
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,026,263	05/01/12	6.84
THE COLONIES	Prudential-Fannie Mae	7.110	21,040,978	06/01/12	6.93
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,097,858	07/01/12	7.01
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,197,206	07/01/12	7.01
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,844,217	07/01/12	7.01
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,775,761	07/01/12	7.01
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,015,942	07/01/12	7.01
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,320,019	07/01/12	7.01
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,610,201	07/01/12	7.01
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,804,369	07/01/12	7.01
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	5,900,384	07/01/12	7.01

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,578,285	07/01/12	7.01
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,303,831	07/01/12	7.01
REGENCY CLUB - 2nd	CharterMac-Fannie	4.950	7,931,243	10/01/12	7.26
REGENCY CLUB - 1st	CharterMac-Fannie	4.840	19,008,160	10/01/12	7.26
HACKENSACK GARDENS - 2nd	Wash Mut - Fannie	5.440	4,645,868	03/01/13	7.67
HACKENSACK GARDENS - 1st	Wash Mut - Fannie	5.260	4,846,293	03/01/13	7.67
MORNINGSIDE	JPMorganChase	6.990	17,808,788	05/01/13	7.84
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	29,830,432	05/01/13	7.84
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	8.18
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	10,949,786	10/01/13	8.26
DEERFIELD WOODS	GE Financial	7.000	3,108,470	01/01/14	8.51
BROOK HILL	M&T Bank-Freddie Mac	5.480	8,461,324	04/01/14	8.76
FALKLAND CHASE	CharterMac-Fannie	5.480	15,087,391	04/01/14	8.76
WELLINGTON TRACE	M&T Bank-Freddie Mac	5.520	26,142,729	04/01/14	8.76
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	14,887,449	10/01/14	9.26
RAINTREE	Capitalized Lease	4.920	5,821,585	12/01/14	9.43
CARRIAGE HILL - MI	Prudential-Fannie Mae	5.575	7,112,000	07/01/15	10.01
CARRIAGE PARK	Prudential-Fannie Mae	5.575	9,355,000	07/01/15	10.01
STRATFORD GREENS	North Fork Bank	5.750	33,700,000	07/01/15	10.01
PAVILION - 1st	CharterMac-Fannie	8.000	7,529,189	11/01/18	13.35
BONNIE RIDGE - 1st	Prudential	6.600	16,088,387	12/15/18	13.47
BONNIE RIDGE - 2nd	Prudential	6.160	19,486,349	12/15/18	13.47
TIMBERCROFT TH's 1 - 2nd	M & T Realty - HUD	8.375	2,023,910	06/01/19	13.93
TIMBERCROFT TH's 3 - 2nd	M & T Realty - HUD	8.375	2,981,056	06/01/19	13.93
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,745,059	10/01/19	14.26
RAINTREE	Leasehold Mortgage	8.500	1,012,688	04/30/20	14.84
MACOMB MANOR	EF&A Funding	8.630	3,629,072	06/01/21	15.93
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,368,351	01/01/24	18.52
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,536,024	03/01/24	18.68
WOODLEAF	HOC of Montgom Cty	5.080	7,987,254	02/01/27	21.61
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	711,596	10/11/28	23.30
SPARTA GREEN (*)	Wachovia (Servicer)	4.440	1,854,166	10/11/28	23.30
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,273,115	10/11/28	23.30
BARI MANOR (*)	Wachovia (Servicer)	4.440	2,932,712	10/11/28	23.30
OWINGS RUN 1	Reilly Mortgage	8.000	17,076,559	10/01/35	30.27
OWINGS RUN 2	Prudential Hunt-HUD	8.000	14,256,722	06/01/36	30.94
THE VILLAGE AT MARSHFIELD (*)	Capstone Realty (HUD)	5.950	24,368,207	01/01/42	36.53
WTD AVG - FIXED SECURED		**6.18**	1,538,644,385		**6.86**
% OF PORTFOLIO - FIXED			88.0%		
VARIABLE SECURED					
BARRINGTON GARDENS L+165	Wachovia	4.790	4,440,000	03/15/08	2.71
CHATHAM HILL 2nd - L+150	Bank of New York	4.610	6,458,421	07/01/08	3.01
NORTHWOOD 2nd - L + 150	Bank of New York	4.610	2,675,370	07/01/08	3.01
HAWTHORNE COURT 90L + 65	PW Funding - Fannie	3.750	38,008,631	07/01/14	9.01
THE HAMPTONS 90L + 65	Prudential-Fannie Mae	3.750	55,258,007	08/01/14	9.09
FALKLAND CHASE BMA Index + 1.12	Capri Capital	3.888	24,695,000	10/01/30	25.27
WTD AVG - VARIABLE SECURED		**3.87**	131,535,429		**11.47**
WTD AVG - TOTAL SECURED DEBT		**6.00**	1,670,179,814		**7.15**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT Adjusts Daily LIBOR + 105	M and T Bank et. al.	4.35	78,000,000	09/01/05	0.17
WTD AVG - COMBINED DEBT		**5.922**	**1,748,179,814**		**6.84**

WTG AVG - TOTAL SECURED DEBT	**6.00**	**7.15**
WTD AVG - TOTAL PORTFOLIO	**5.92**	**6.84**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

AFFORDABLE GENERAL LEDGER PARTNER MINORITY INTEREST PROPERTIES HELD FOR SALE INCLUDED IN DISCONTINUED OPERATIONS:	46,414,129	Various
TOTAL MORTGAGE DEBT	**1,794,593,943**	

FREE & CLEAR PROPERTIES

1600 East Avenue	164	Maple Tree	84
Beechwood Gardens	160	Newcastle Apartments	197
Cedar Glen	110	Rider Terrace	24
Cherry Hill Club	165	Ridgeview Chase	204
Coventry Village	94	Sherwood House	6
East Hill Gardens	33	Springwells Park	303
Fairmount	54	Terry Apartments	65
Gardencrest	696	The Colony	783
Glen Brook	173	The Lakes	434
Muncy - Holiday Square	23	The Sycamores	185
Kensington	38	West Springfield Terrace	244
Total Free and Clear Properties:	**22**	**Units:**	**4,239**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2005	9,106,682	0.34	0.59%
2006	46,288,458	7.36	3.01%
2007	204,100,121	5.62	13.26%
2008	161,987,409	5.93	10.53%
2009	168,052,540	5.00	10.92%
2010	310,374,247	6.55	20.17%
2011	71,882,016	4.89	4.67%
2012	141,235,384	6.61	9.18%
2013	171,189,637	6.17	11.13%
2014	70,400,478	5.42	4.58%
2015 - 2042	184,027,414	4.95	11.96%
TOTAL	**1,538,644,385**	**6.18**	100.00%

Home Properties, Inc.

NAV calculation as of June 30, 2005

Based on properties wholly owned - before FIN 46R adjustment

Cap Rate (after 3% G & A, before nominal capital expenditures) [1]	**6.30%**

2nd QTR 2005

Rent	115,032
Property other income	6,092
Operating & maintenance expense	(53,623)
Property NOI	67,501
Adjustment for 2nd QTR acquisitions	-
Effective 2nd QTR "run rate"	67,501
Annualized (for 2nd qtr seasonality) **25.3%**	266,802
NOI growth for next 12 months @ **3%**	8,004
Adjusted NOI	274,806
Real estate value using above cap rate	4,362,007
Balance sheet adjustments before FIN 46R	
Cash	10,073
Other assets	83,003
Less:	
Deferred charges	(13,086)
Intangible	(505)
Gross value	4,441,492
Less liabilities & perpetual preferred stock	(1,875,879)
Net Asset Value	**$ 2,565,613**
Per share/unit - fully diluted	**$ 53.17**
48,257.5 shares	

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
						-		
None during quarter						-		-
						-		-
								$ -

Reconcilation to financial statements:		Other	O & M
	Rent	Income	Expense
Per financial statement	115,032	6,092	(53,623)
Add back properties classified as discontinued operations			
still wholly owned at June 30, 2005:	-	-	-
Proper run rate before acquisitions	115,032	6,092	(53,623)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

---

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 6.0%. In addition, due to the secured nature of the assets, above market debt, and cost to prepay, an additional 30 basis points are added to arrive at above cap rate.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1]Estimated weighted average actual physical useful life of the expenditure capitalized.
[2]This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
[3]These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.
[4]Includes computers, office equipment/ furniture, and maintenance vehicles.
[5]The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.
[6]Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three and six-month periods ended June 30, 2005, approximately $131 and $263 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended June 30, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 983	$ 23	$ 983	$ 23
Major building improvements	965	23	4,056	96	5,021	119
Roof replacements	368	9	617	14	985	23
Site improvements	352	8	1,880	45	2,232	53
Apartment upgrades	695	16	4,418	105	5,113	121
Appliances	594	14	439	10	1,033	24
Carpeting/Flooring	1,812	43	820	19	2,632	62
HVAC/Mechanicals	534	12	2,816	67	3,350	79
Miscellaneous	237	6	730	17	967	23
Totals	$5,557	$131	$16,759	$396	$22,316	$527

[a]Calculated using the weighted average number of units outstanding, including 39,284 core units, 2004 acquisition units of 2,486 and 2005 acquisition units of 550 for the three-month period ended June 30, 2005.

For the six-month period ended June 30, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 2,313	$ 55	$ 2,313	$ 55
Major building improvements	1,924	46	5,371	127	7,295	173
Roof replacements	734	17	1,222	29	1,956	46
Site improvements	703	17	2,219	53	2,922	70
Apartment upgrades	1,385	33	8,453	200	9,838	233
Appliances	1,185	28	736	17	1,921	45
Carpeting/Flooring	3,613	86	1,224	29	4,837	115
HVAC/Mechanicals	1,064	25	4,864	115	5,928	140
Miscellaneous	472	11	1,416	34	1,888	45
Totals	$11,080	$263	$27,818	$659	$38,898	$922

[a]Calculated using the weighted average number of units outstanding, including 39,284 core units, 2004 acquisition units of 2,486 and 2005 acquisition units of 422 for the six-month period ended June 30, 2005.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended June 30, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$5,158	$131	$15,752	$ 401	$20,910	$ 532
2005 Acquisition Communities	72	131	222	404	294	535
2004 Acquisition Communities	327	131	785	316	1,112	447
Sub-total	5,557	131	16,759	396	22,316	527
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	1,694	-
	$5,557	$131	$16,759	$ 396	$24,010	$ 527

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the six-month period ended June 30, 2005
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$10,317	$263	$25,990	$ 662	$36,307	$925
2005 Acquisition Communities	111	263	224	532	335	795
2004 Acquisition Communities	652	263	1,604	645	2,256	908
Sub-total	11,080	263	27,818	659	38,898	922
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	3,328	-
	$11,080	$263	$27,818	$ 659	$42,226	$922

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Second Quarter 6/30/05	Second Quarter 6/30/04	Change
Net Operating Income	$62,302	$62,229	0.1%
Less: Non-recurring Cap Ex @ 5%	(788)	-	-
Adjusted Net Operating Income	$61,514	$62,229	(1.1%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 5% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.
June 30, 2005 Supplemental Information

2005 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Projected Third Quarter	Fourth Quarter	Year
2005 compared to 2004 based on NAREIT definition					
FFO per share - **2005** actual/guidance per NAREIT definition	$0.434	$0.749	$.79 - $.81	$.89 - $.91	$2.863 - $2.903
Midpoint of guidance - 3rd and 4th qtrs plus year	$0.434	$0.749	$0.80	$0.90	$2.883
FFO per share - **2004** actual per NAREIT definition	$0.615	$0.719	$0.563	$0.717	$2.62
Improvement projected	-29.4%	4.2%	42.1%	25.5%	10.0%

	Actual First Quarter	Actual Second Quarter	Projected Third Quarter	Fourth Quarter	Year
2005 compared to 2004 based on "Operating FFO"					
FFO per share - **2005** actual/guidance, before impairment charges	$0.596	$0.749	$.79 - $.81	$.74 - $.76	$2.875 - $2.915
Midpoint of guidance - 3rd and 4th qtrs plus year	$0.596	$0.749	$0.80	$0.75	$2.895
FFO per share - **2004** Operating FFO, before impairment charges	$0.615	$0.741	$0.762	$0.717	$2.84
Improvement projected	-3.2%	1.1%	5.0%	4.6%	1.9%

Operating FFO is consistent with 2003 NAREIT definition which added back impairment charges. The first quarter of 2005 included 16 cents of impairment charges. The fourth quarter of 2005 assumes that 14.5 cents of this will reverse itself out.

The results and comparison to 2004 is shown two ways: first (top box) equal to the current NAREIT definition where impairment charges on the sale of real estate reduced results by 22 cents; and second (lower box) after adding back the impairment charges. Management believes that comparing 2005 guidance to 2004 Operating FFO is a better indicator of comparative expectations.

Assumptions for mid-point of guidance:					
Same store rental revenue growth	1.3%	1.4%	3.9%	3.8%	2.8%
Same store expense growth	2.3%	4.2%	1.9%	4.9%	3.4%
Same store NOI growth	1.0%	0.1%	5.9%	3.4%	2.8%
Same store 2005 economic occupancy	92.3%	93.2%	93.9%	93.6%	93.3%
Same store 2004 economic occupancy	93.6%	93.8%	92.8%	92.3%	93.1%
Difference in occupancy	-1.3%	-0.6%	1.1%	1.3%	0.2%
Acquisition pace (blended cap rates of 6.0% assumed)	$40 million	$0 million	$260 million	$0 million	$300 million
Disposition pace (blended cap rates of 3.8% assumed)	$0 million	$0 million	$120 million	$0 million	$120 million

.

Home Properties, Inc.
June 30, 2005 Supplemental Information

Consolidation Summary of the Balance Sheet as of June 30, 2005
(in thousands, except share and per share data)

	June 30, 2005 (before FIN 46)	Effect of FIN 46 Consolidation	June 30, 2005 (as reported)
ASSETS			
Real estate:			
Land	$ 408,231	$ -	$ 408,231
Construction in progress	4,687	-	4,687
Buildings, improvements and equipment	2,717,544	-	2,717,544
Real estate held for sale or disposal, net	-	41,072	41,072
	3,130,462	41,072	3,171,534
Less: accumulated depreciation	(454,179)	-	(454,179)
Real estate, net	2,676,283	41,072	2,717,355
Cash and cash equivalents	9,713	360	10,073
Cash in escrows	41,502	806	42,308
Accounts receivable	4,294	91	4,385
Prepaid expenses	13,203	462	13,665
Investment in and advances to affiliates	356	(356)	-
Deferred charges	10,420	2,666	13,086
Other assets	9,559	-	9,559
Total assets	$ 2,765,330	$ 45,101	$ 2,810,431
LIABILITIES AND STOCKHOLDERS' EQUITY			
Mortgage notes payable	$ 1,670,180	$ 46,415	$ 1,716,595
Line of credit	78,000	-	78,000
Accounts payable	14,449	1,039	15,488
Accrued interest payable	7,856	89	7,945
Accrued expenses and other liabilities	22,292	457	22,749
Security deposits	23,102	263	23,365
Total liabilities	1,815,879	48,263	1,864,142
Commitments and contingencies			
Minority interest	290,466	1,742	292,208
Stockholders' equity:			
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at June 30, 2005	60,000	-	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued and outstanding at June 30, 2005	-	-	-
Common stock, $.01 par value; 80,000,000 shares authorized; 32,471,502 shares issued and outstanding at June 30, 2005	325	-	325
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-	-
Additional paid-in capital	798,591	-	798,591
Accumulated other comprehensive income (loss)	(91)	-	(91)
Distributions in excess of accumulated earnings	(199,840)	(4,904)	(204,744)
Officer and director notes for stock purchases	-	-	-
Total stockholders' equity	658,985	(4,904)	654,081
Total liabilities and stockholders' equity	$ 2,765,330	$ 45,101	$ 2,810,431